Exhibit 99

LightPath Technologies, Inc. Announces

First Quarter Fiscal 2004 Financial Results

For Immediate Release

(November 12, 2003) ORLANDO, FL. LightPath Technologies, Inc. (NASDAQ: LPTH), a manufacturer and integrator of families of precision molded aspheric optics, GRADIUM® glass products, high performance fiber-optic collimators, and isolators, today announced financial results for it’s fiscal 2004 first quarter, ending September 30, 2003. Compared to the same quarter in the prior year, sales increased by 7%, to $1.75 million. While we were driving toward more aggressive sales growth, the Company continues to make progress in cost reductions, particularly product cost reductions realized from the efficiencies in the consolidated manufacturing operation that was in place for the whole first fiscal quarter. We continue to focus on revenue growth in new products and markets as well as continued improvement in operating expenses in order to reduce our cash requirements.

Financial Quick Reference

	Quarters Ended September 30,
(In Millions except for per share data) Unaudited	2003	2002
Total revenues	$1.75	$1.64
Net loss	$(1.38)	$(8.06)
Net loss per share	$(0.53)	$(3.12)
Decrease in cash and cash equivalents	$(0.59)	$(4.13)

(In Millions)	September 30, 2003	June 30, 2003
Cash and cash equivalents	$2.78	$3.37

For the quarter ended September 30, 2003, the Company reported total revenues of $1.75 million compared to $1.64 million for the same quarter of the previous fiscal year, an increase of 7%. Net loss for the quarter was $1.38 million, or $0.53 per share. Of most significance in the quarter was the positive gross margin of $0.56 million, or 32%, compared to a loss at the gross margin level of $0.57 million in the same quarter of the prior year. Since the restructuring effort to size the business to marketplace demand began at the end of fiscal 2002, this is the second consecutive quarter of postive gross margin for the Company. SG&A expenses were also reduced notably from $2.08 million last year to $1.18 million in this most recent quarter.

In the prior year’s first quarter, the Company reported a net loss of $8.06 million, or $3.12 per share, which included $3.54 million in asset impairments.

LightPath Technologies, Inc.

Cash Status:

For the quarter ended September 30, 2003, net cash declined by $0.59 million. Future cash will depend primarily on achieving sales increases from our current level of approximately $1.75 million per quarter.

Comments:

Ken Brizel, President and CEO of LightPath, stated, “I’m highly encouraged by the progress we have made in turning around our manufacturing operation so that it contributes substantial gross margin to fund our business. We believe we can continue to improve manufacturing yields and efficiencies and thereby improve costs and margins further. During this first fiscal quarter we also added the sales leadership of Jim Magos to our team and I’m looking forward to reporting substantial contributions from his efforts.

We have a number of important new customer design wins and sampling and validations are going on in industrial laser markets. We are getting positive feedback from these efforts. I believe we will be able to report design and customer wins and thereby new sales from these efforts in the near future.

We are seeing only hints, but not much rebound in the communications markets that we serve. LightPath is fortunate in having a family of products that serve many laser optical component markets. What successes we are having are with entirely new customers and from diligently building LightPath as a valued supplier to broad and diversified OEM and replacement markets for laser optical components.”

Additional information concerning the Company and its products can be found at the Company’s web site at www.lightpath.com.

Webcast Details:

LightPath will hold an audio webcast at 2:00 p.m. EDT on November 13, 2003 to discuss details regarding the company’s performance for the quarter and fiscal year 2003. The session may be accessed at http://www.lightpath.com. A transcript archive of the webcast will be available for reading or download on our website.

About LightPath:

LightPath manufactures optical products including precision molded aspheric optics, GRADIUM® glass products, proprietary collimator assemblies, laser components utilizing proprietary automation technology, higher-level assemblies and packing solutions. LightPath has a strong patent portfolio that has been granted or licensed to us in these fields. LightPath common stock trades on the Nasdaq National Market under the stock symbol LPTH.

Contacts: Ken Brizel,	President & CEO, or Monty Allen, CFO

LightPath Technologies, Inc. (407) 382-4003

Internet: www.lightpath.com

This news release includes statements which constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, factors detailed by LightPath Technologies, Inc. in its public filings with the Securities and Exchange Commission.

LightPath Technologies, Inc.

Consolidated Statement of Operations

(unaudited)

	Three months ended September 30,
	2003	2002
Product sales, net	$1,754,380	$1,644,983
Cost of sales	1,191,732	2,212,700

Gross margin	562,648	(567,717)

Operating expenses:
Selling, general and administrative	1,181,714	2,078,092
Research and development	215,731	946,676
Asset impairments	—	3,537,791
Amortization of intangibles	547,716	812,865
Reorganization and relocation expense	1,766	199,113
Total costs and expenses	1,946,927	7,574,537

Operating loss	(1,384,279)	(8,142,254)

Other income
Investment and other income (expense), net	4,496	84,743

Net loss	$(1,379,783)	$(8,057,511)

Loss per share (basic and diluted)	$(0.53)	$(3.12)

Number of shares used in per share calculation	2,604,822	2,584,595

LightPath Technologies, Inc.

Consolidated Balance Sheets

(unaudited)

	September 30, 2003	June 30, 2003
Assets
Current assets:
Cash and cash equivalents	$2,781,864	$3,367,650
Trade accounts receivable, net of allowance of $386,258 and $463,370, respectively	1,276,177	1,267,465
Inventories	1,072,346	1,074,562
Prepaid expenses and other assets	770,823	542,792

Total current assets	5,901,210	6,252,469
Property and equipment – net	2,868,039	3,096,606
Intangible assets – net	2,410,720	2,958,637
Other assets	177,925	190,352

Total assets	$11,357,894	$12,498,064

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$432,497	$418,172
Accrued liabilities	307,754	382,891
Accrued payroll and benefits	492,763	428,682
Accrued severance and exit costs	77,324	87,537

Total current liabilities	1,310,338	1,317,282
Commitments and contingencies
Stockholders’ equity:
Common stock: Class A, $.01 par value, voting; 34,500,000 shares authorized; 2,615,102 shares issued and outstanding	26,151	25,846
Additional paid-in capital	189,095,883	188,921,743
Accumulated deficit	(178,612,573)	(177,232,790)
Unearned compensation	(461,905)	(534,017)

Total stockholders’ equity	10,047,556	11,180,782

Total liabilities and stockholders’ equity	$11,357,894	$12,498,064